1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: October 19, 2017	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Property © 2017 TSMC, Ltd    2017 Third Quarter Earnings Conference October 19, 2017

TSMC Property © 2017 TSMC, Ltd Welcome 3Q17 Financial Results and 4Q17 Outlook Key Messages Q&A Jeff Su Lora Ho Lora Ho Mark Liu C.C. Wei Open Innovation Platform

TSMC Property © 2017 TSMC, Ltd Safe Harbor Notice TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 13, 2017 and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

# Statements of Comprehensive Income

TSMC Property

***Selected Items from Statements of Comprehensive Income***

| *(In NT$ or US$ billions unless otherwise noted)* | 3Q17 | 3Q17 Guidance | 2Q17 | 3Q16 | 3Q17 over 2Q17 | 3Q17 over 3Q16 |
|---|---|---|---|---|---|---|
| Net Revenue | 252.11 | US$ 8.12-8.22 (NT$246-249) | 213.86 | 260.41 | +17.9% | -3.2% |
| **Gross Margin** | **49.9%** | **48.5% - 50.5%** | **50.8%** | **50.7%** | **-0.9 ppt** | **-0.8 ppt** |
| Operating Expenses | (27.54) | | (25.37) | (25.84) | +8.6% | +6.6% |
| **Operating Margin** | **38.9%** | **37.0% - 39.0%** | **38.9%** | **40.8%** | **0.0 ppt** | **-1.9 ppts** |
| Non-Operating Items | 2.46 | | 2.86 | 1.99 | -14.0% | +23.9% |
| Net Income to Shareholders of the Parent Company | 89.93 | | 66.27 | 96.76 | +35.7% | -7.1% |
| **Net Profit Margin** | **35.7%** | | **31.0%** | **37.2%** | **+4.7 ppts** | **-1.5 ppts** |
| EPS (NT Dollar) | 3.47 | | 2.56 | 3.73 | +35.7% | -7.1% |
| ROE | 25.9% | | 19.0% | 31.2% | +6.9 ppts | -5.3 ppts |
| Shipment (Kpcs, 12"-equiv. Wafer) | 2,744 | | 2,533 | 2,638 | +8.3% | +4% |
| Average Exchange Rate--USD/NTD | 30.29 | 30.30 | 30.29 | 31.77 | 0.0% | -4.7% |

* Diluted weighted average outstanding shares were 25,930mn units in 3Q17.

** ROE figures are annualized based on average equity attributable to shareholders of the parent company.

© 2017 TSMC, Ltd

Open Innovation Platform®

TSMC Property © 2017 TSMC, Ltd 3Q17 Revenue by Application

TSMC Property © 2017 TSMC, Ltd 3Q17 Revenue by Technology

# Balance Sheets & Key Indices

TSMC Property

| Selected Items from Balance Sheets *(In NT$ billions)* | 3Q17 | | 2Q17 | | 3Q16 | |
|---|---|---|---|---|---|---|
| | Amount | % | Amount | % | Amount | % |
| Cash & Marketable Securities | 501.78 | 27.3% | 658.95 | 33.2% | 516.95 | 30.1% |
| Accounts Receivable | 118.73 | 6.4% | 110.33 | 5.5% | 129.29 | 7.5% |
| Inventories | 73.89 | 4.0% | 61.01 | 3.1% | 53.88 | 3.1% |
| Long-term Investments | 40.90 | 2.2% | 43.82 | 2.2% | 49.91 | 2.9% |
| Net PP&E | 1,065.76 | 57.9% | 1,077.63 | 54.2% | 934.93 | 54.4% |
| **Total Assets** | **1,841.42** | **100.0%** | **1,986.43** | **100.0%** | **1,718.69** | **100.0%** |
| Current Liabilities | 298.52 | 16.2% | 523.51 | 26.3% | 257.56 | 15.0% |
| Long-term Interest-bearing Debts | 91.81 | 5.0% | 99.32 | 5.0% | 152.16 | 8.9% |
| **Total Liabilities** | **410.01** | **22.3%** | **644.07** | 32.4% | **434.80** | 25.3% |
| **Total Shareholders' Equity** | **1,431.41** | **77.7%** | **1,342.36** | 67.6% | **1,283.89** | 74.7% |
| **Key Indices** | | | | | | |
| **A/R Turnover Days** | **42** | | **47** | | **42** | |
| **Inventory Turnover Days** | **53** | | **52** | | **44** | |
| **Current Ratio (x)** | **2.4** | | **1.6** | | **2.8** | |
| **Asset Productivity (x)** | **0.9** | | **0.8** | | **1.2** | |

* Total outstanding shares were 25,930mn units at 9/30/17.

** Asset productivity = Annualized net revenue / Average net PP&E

© 2017 TSMC, Ltd

Open Innovation Platform®

TSMC Property © 2017 TSMC, Ltd Cash Flows (1)Free cash flow = Cash from operating activities – Capital expenditures (1) (In NT$ billions)3Q172Q173Q16Beginning Balance570.47564.73622.36Cash from operating activities116.78103.40126.41Capital expenditures(61.71)(105.19)(103.78)Cash dividends(181.51)0.00(155.58)Short-term loans 0.00(0.04)0.00Investments and others(35.95)7.57(25.44)Ending Balance408.08570.47463.97Free Cash Flow55.07(1.79)22.63

TSMC Property © 2017 TSMC, Ltd    Revenue to be between US$ 9.10 billion and US$ 9.20 billion Based on our current business outlook, management expects: 4Q17 Guidance And, based on the exchange rate assumption of 1 US dollar to 30.3 NT dollars, management expects: Gross profit margin to be between 48% and 50%    Operating profit margin to be between 37% and 39%

# Recap of Recent Major Events

TSMC Property

- TSMC Senior Vice President Dr. Stephen Tso to Retire ( 2017/10/16 )
- TSMC Purchases Another 100 million kWh in Green Power ( 2017/10/16 )
- TSMC Dr. Morris Chang Announces Retirement in June 2018. Future Dual Leadership Will Be Mark Liu as Chairman And C.C. Wei as CEO ( 2017/10/02 )
- TSMC to Build 3nm Fab in Tainan Science Park ( 2017/09/29 )
- TSMC Chairman Dr. Morris Chang Honored by Forbes Magazine as One of the World's 100 Greatest Living Business Minds ( 2017/09/21 )
- Xilinx, Arm, Cadence, and TSMC Announce World's First CCIX Silicon Demonstration Vehicle in 7nm Process Technology ( 2017/09/11 )
- Ambiq Micro and TSMC Deliver World's Lowest Energy Consumption for Huawei's Fitness Wearables ( 2017/09/08 )

- Please visit TSMC's website (http://www.tsmc.com) and Market Observation Post System (http://mops.twse.com.tw) for details and other announcements

Open Innovation Platform®
© 2017 TSMC, Ltd

TSMC Property © 2017 TSMC, Ltd http://www.tsmc.com invest@tsmc.com